MEMBERS Life Insurance Company
Ross D. Hansen
Associate General Counsel
Phone: 608.665.7416
Fax: 608.236.7548
E- mail: ross.hansen@cunamutual.com

August 28, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	MEMBERS Life Insurance Company Form RW – Application for Withdrawal of Form N-8A File No. 811-23088

Dear Commissioners:

MEMBERS Life Insurance Company (the “Company”), hereby applies for withdrawal of the Notice of Registration under Section 8(a) of the Investment Company Act of 1940 on Form N-8A (File No. 811-23088), as filed with the Commission on August 19, 2015. The Form N-8A was inadvertently filed with an incorrect CIK number.

If you have questions regarding the application for withdrawal, please contact Thomas E. Bisset at Sutherland Asbill & Brennan LLP, outside counsel to the Company, at 202.383.0118.

Sincerely,
/s/Ross D. Hansen

Ross D. Hansen

cc: Thomas Bisset